

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 24, 2011

via U.S. mail and facsimile

Crit S. DeMent, CEO
LEAF Asset Management, LLC
110 South Poplar Street, Suite 101
Wilmington, Delaware 19801

       RE: **LEAF Equipment Finance Fund 4, L.P.**
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed April 2, 2010
            File No. 0-53667

Dear Mr. DeMent:

      We have reviewed your response letter dated January 10, 2011, and have the following additional comment.   In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

      We note your response to comment 3 issued in our letter dated December 23, 2010, including your statement that the indentures were filed as Exhibit 10.13 and Exhibit 10.14 to Forms 10-Q for the quarters ended June 30, 2010 and September 30, 2010, respectively. Exhibit 10.13 and Exhibit 10.14, however, do not contain the exhibits and schedules to the indentures. Please amend the Forms 10-Q to file complete, executed copies of the indentures, including all schedules and exhibits.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262, or in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief